UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

06004384

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER

8 − 53043

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ .. AND ENDING] __12/31/05__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

  IDX Derivatives, LLC   FIRM ID. NO. 107473

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

75 Ninth Avenue
New York, NY 10011

| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Carley   (212) 352-8290
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  Leonard Rosen & Company, P.C.

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Cauley , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of IDX Derivatives, LLC ., as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X_____
Signature

Title

X_____
Notary Public

ALAN J. BERK
NOTARY PUBLIC, State of New York
No. 31-4874265
Qualified in New York County
Commission Expires Oct. 27 19 2006

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE

NEW YORK, N. Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholder
IDX Derivatives, LLC

We have audited the accompanying statement of financial condition of IDX Derivatives, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of IDX Derivatives, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, New York
February 14, 2006

IDX DERIVATIVES, LLC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and Cash Equivalents	$	81,841
Fixed Assets, Net of Allowance for Depreciation of $22,667		29,333
Receivable From Affiliate		212,225
Other Assets		9,525
	$	332,924

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	17,815
Loan Payable - Fixed Assets		16,000
		33,815
Member's Equity		299,109
	$	332,924

SEE ACCOMPANYING NOTES TO THE STATEMENT OF FINANCIAL CONDITION

IDX DERIVATIVES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

1. Nature of Business

IDX Derivatives, LLC (the "Company") is a Limited Liability Company engaged in the business of inter-dealer brokerage for credit default swaps. The Company is wholly owned by Axiom Global Partners, LLC and is a successor company to AGP Derivatives Corp.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Related Party Transactions

The Company has entered into a management agreement with its Managing Member wherein it is agreed that the Managing Member will provide managerial and administrative assistance as well as office facilities including rent, overhead, maintenance and utilities. Total fees paid for the year ended December 31, 2005 amounted to approximately $4.970 million.

3. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2005, the Company's net capital of $ 48,026 was $ 43,026 in excess of its required net capital of $ 5,000. The Company's capital ratio was 70.4%.